KLX ENERGY SERVICES HOLDINGS, INC.

1300 Corporate Center Way

Wellington, Florida 33414

June 25, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: KLX Energy Services Holdings, Inc. Registration Statement No. 333-238870

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, KLX Energy Services Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2020 (Commission File No. 333-238870) (the “Registration Statement”), as amended to date, be accelerated so that the Registration Statement will be declared effective at 4:00 p.m., Washington, D.C. time, on June 29, 2020, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Valerie Ford Jacob at (212) 284-4926, of Freshfields Bruckhaus Deringer US LLP, counsel to the Registrant, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Please direct any questions or comments regarding this acceleration request to Valerie Ford Jacob at (212) 284-4926.

(Signature Page Follows)

Sincerely,

KLX ENERGY SERVICES HOLDINGS, INC.

By:	/s/ Thomas P. McCaffrey
Name: Thomas P. McCaffrey
Title: President, Chief Executive Officer and Chief Financial Officer

[Signature Page to Acceleration Request]